02052887

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of August, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Filing of the Notice on the Company

Pursuant to the rules of the Tokyo and four other exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed with the Exchanges the Notice of the Company's intended offering of NEC Fielding, Ltd. (the "Notice") on August 15, 2002. The Notice is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a notice with the Exchanges on the matters disclosed and the time and manner of disclosure. On August 15, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Notice with the Exchanges.

2. Outline of the Report

Following is the English version of the Notice disclosed.

NEWS RELEASE

Empowered by Innovation NEC

August 15, 2002

Contact:
Daniel Mathieson
Corporate Communication Division
NEC Corporation
+ 81-3-3798-6511
d-mathieson@bu.jp.nec.com

NEC Corporation's intended offering of NEC Fielding, Ltd. shares owned by NEC Corporation in conjunction with the listing of NEC Fielding, Ltd. on the Tokyo Stock Exchange

On August 15, 2002, the Tokyo Stock Exchange approved the application for listing of the shares of NEC Fielding, Ltd., a subsidiary of NEC Corporation.

Because NEC Corporation intends to offer to sell NEC Fielding, Ltd. shares owned by NEC Corporation, we hereby inform you of the outline of the intended offering as follows:

Description

1. Summary of Intended Offering

(1) Offeror	NEC Corporation
(2) Offered Shares	Common shares of NEC Fielding, Ltd.
(3) Number of Offered Shares	3,700,000
(4) Offering Price	To be determined

2. Others

At its board meeting held today, NEC Fielding, Ltd. decided to issue 3,700,000 new shares in conjunction with the listing.

Profile of NEC Fielding, Ltd.

1. Establishment	March 1957
2. Paid-in Capital	2,592 million yen
3. Location of Head Office	4-28 Mita 1-chome, Minato-ku, Tokyo, Japan
4. Representatives	Representative Director and Chairman of the Board Kazuhiro Kobayashi Representative Director and President Takashi Torii

5. Business	Services and support concerned with information technology systems
6. Principal Places of Business	Head Office, Higashi Nippon Customer Support Division, Nishi Nippon Customer Support Division, Help Desk Solution Division. A total of 444 business locations (including the above). (as of July 1, 2002. Consolidated)
7. Number of Employees	7,173 (as of the end of June 2002. Consolidated)
8. Latest Business Results	(Consolidated Fiscal Year ended March 31, 2002)

Sales	227,266 million yen
Ordinary Income	10,466 million yen
Net Income	5,672 million yen

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: August 15, 2002